EXHIBIT 4.4

Resolutions of PepsiCo’s Board of Directors

(Effective as of February 7, 2013)

RESOLVED: That the Corporation, or any Subsidiary, is hereby authorized to incur, or contract to incur, and from time to time to restructure, refund or refinance the same, indebtedness for borrowed money (the “Indebtedness”), upon such terms and conditions as may be approved by the CEO, or such other officers of the Corporation as may be designated in writing by the CEO; such Indebtedness may be incurred pursuant to bank credit facilities, letters of credit, mortgages, or other borrowing arrangements or financial commitments of the Corporation or any Subsidiary (“Borrowing Arrangements”) or the issue and sale of notes, guarantees, debentures, bonds, warrants and similar or related instruments of the Corporation or any Subsidiary, in one or more private transactions or public offerings, domestic or foreign (“Securities”); provided, however, that the issuance and sale of Securities that are convertible, exchangeable or exercisable, in whole or in part, into the capital stock of the Corporation or any other corporation or otherwise require the issuance of capital stock of the Corporation must be authorized and approved by the Board of Directors or a committee of the Board of Directors; and

RESOLVED: That the CEO, or such other officers of the Corporation as may be designated in writing by the CEO, are hereby authorized to execute (manually or by facsimile signature) and deliver, in the name and on behalf of the Corporation, notes or other evidences of Indebtedness or agreements to incur, or which provide for the right to incur, Indebtedness (“Debt Instruments”) or any Subsidiary Guarantee.